SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2005. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding cash dividend declaration on the Company’s Common Capital Stock and Series B, F, Q, V and Z 10% Cumulative Convertible Preferred Stock.	4
2	A copy of SEC Form 17-C with a press release attached thereto regarding the Company’s financial condition and results of operations for the six (6) months ended June 30, 2006.	10

Exhibit 1

August 8, 2006

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

SVP – Operations Group

Gentlemen:

In compliance with the disclosure requirements of the Philippine Stock Exchange, we advise that during the meeting of the Board of Directors of our Company on August 8, 2006, the following cash dividends were declared out of the unrestricted retained earnings of the Company as of December 31, 2005:

1.          P50.00 per outstanding share of the Company’s Common Capital Stock, payable on September 21, 2006 to the holders of record on August 21, 2006.

2.          P1.00 per outstanding share of the Company’s Series B 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2006, payable on September 29, 2006, to the holders of record on September 1, 2006.

3.          P1.00 per outstanding share of the Company’s Series F 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2006, payable on September 29, 2006, to the holders of record on September 1, 2006.

4.          P1.00 per outstanding share of the Company’s Series Q 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2006, payable on September 29, 2006, to the holders of record on September 1, 2006.

5.          P1.00 per outstanding share of the Company’s Series V 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2006, payable on September 29, 2006, to the holders of record on September 1, 2006.

6.          P1.00 per outstanding share of the Company’s Series Z 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2006, payable on September 29, 2006, to the holders of record on September 1, 2006.

Thank you.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,191,308 As of June 30, 2006	NA	NA
Total No. of Stockholders	Domestic	Foreign

----------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  8 August 2006

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

_____________________________________________________________

_____________________________________________________________

_____________________________________________________________

Exhibit 1

Item 9 (Other Events)

We disclose that the Board of Directors of Philippine Long Distance Telephone Company (the “Company”), at its meeting held on August 8, 2006 declared, out of the unrestricted retained earnings of the Company as of December 31, 2005, the following cash dividends:

1. P50.00 per outstanding share of the Company’s Common Capital Stock, payable on September 21, 2006 to the holders of record on August 21, 2006.

2. P1.00 per outstanding share of the Company’s Series B 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2006, payable on September 29, 2006, to the holders of record on September 1, 2006.

3. P1.00 per outstanding share of the Company’s Series F 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2006, payable on September 29, 2006, to the holders of record on September 1, 2006.

4. P1.00 per outstanding share of the Company’s Series Q 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2006, payable on September 29, 2006, to the holders of record on September 1, 2006.

5. P1.00 per outstanding share of the Company’s Series V 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2006, payable on September 29, 2006, to the holders of record on September 1, 2006.

6. P1.00 per outstanding share of the Company’s Series Z 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2006, payable on September 29, 2006, to the holders of record on September 1, 2006.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

August 8, 2006

Exhibit 2

August 8, 2006

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

SVP – Operations Group

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s financial condition and results of operations for the six (6) months ended June 30, 2006.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 2

August 8, 2006

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s financial condition and results of operations for the six (6) months ended June 30, 2006.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,191,308 As of June 30, 2006	N/A	N/A
		Total No. of Stockholders	Domestic	Foreign

----------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1. 8 August 2006

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

____________________________________________________________

____________________________________________________________

____________________________________________________________

Press release

CORE EARNINGS UP 11% TO P15.2 BILLION;
CASH FLOWS STRONG WITH EBITDA UP 7% TO P40 BILLION;
P50 INTERIM DIVIDEND PER SHARE DECLARED

• Core net income of P15.2 billion (before the effects of forex gains, deferred tax assets and additional depreciation), an increase of 11% from first half 2005

• Core earnings per share (“EPS”) up 9% to P82.48 per share

• P50 interim common dividend per share, representing a 60% dividend payout based on core EPS

• Reported consolidated net income of P15.3 billion for the first half 2006, 7% lower than P16.5 billion in first half of 2005 due to additional depreciation expenses, lower forex gains and higher statutory tax rate

• Consolidated EBITDA reaches P40.4 billion, up 7%; EBITDA margin improves to 67% of service revenues

• Consolidated net debt balance down 35% to below P70 billion equivalent (US$1.3 billion)

• Piltel prepays US$176 million of its debts, US$56 million to third parties

MANILA, Philippines, 8th August 2006 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial results for the first half of 2006, reporting consolidated core earnings of P15.2 billion, before the effects of foreign exchange, deferred tax assets and additional depreciation, 11% up compared with core earnings of P13.7 billion for the same period in 2005. As a result, the Company’s Board of Directors approved the declaration of an interim dividend of P50 per share. The record date for the dividend is 21st August 2006 with payment date on 21st September 2006. The dividend declaration is based on a 60% payout of core earnings per share.

Reported net income decreased by 7% to P15.3 billion compared with the P16.5 billion net profit reported in the same period last year. The decline is attributed to additional depreciation expenses, foreign exchange losses and a higher statutory tax rate – which were partly mitigated by lower interest expense due to lower net debt balances.

Consolidated service revenues rose by 2% to P60.6 billion. Consolidated EBITDA improved by 7% to P40.4 billion while EBITDA margins rose to 67% compared with 64% last year.

Consolidated capital expenditures increased to P12.4 billion as the Group stepped up the upgrading and expansion of its fixed line and wireless networks. PLDT is currently upgrading about 200,000 fixed lines to NGN while Smart has expanded its cellular network to support its ongoing initiatives and programs for 2G, wireless broadband and 3G. The Group expects total capital expenditures for 2006 to reach P20 billion.

Page 5 of 10
The Group’s consolidated balance sheet continued to strengthen with the consolidated net debt balance down by 35% to US$1.3 billion or about P70 billion equivalent. Net debt to EBITDA and net debt to free cash flow ratios improved to below 1.0 times and 1.7 times, respectively.

In June 2006, cellular subsidiary Pilipino Telephone Corporation (“Piltel”) voluntarily prepaid 45% of its outstanding debt or an aggregate amount of US$176 million. The amount represented excess cash flows from Piltel’s operations and was applied proportionally to prepay US$56 million to third party creditors and US$120 million to Smart Communications, Inc. (“Smart”), Piltel’s largest creditor. As of 30th June 2006, Piltel’s debt balance owed to third party creditors was approximately US$71 million.

Consolidated free cash flow remained strong at P17.4 billion despite increases in capital expenditures and working capital requirements. PLDT expects to pay out a total of approximately P9.1 billion of common dividends for this dividend declaration alone.

“We are pleased to announce a continued healthy growth of 11% in core earnings for the first half of 2006 and the declaration of an interim dividend for 2006 of P50 per share, based on a 60% payout of core EPS. The Group’s excellent cash flow position and profits allow us to invest in future growth while continuing to attend to the needs of our various stakeholder groups”, stated Manuel V. Pangilinan, PLDT Chairman.

Wireless: Moving Beyond Cellular

Consolidated wireless service revenues rose to P38.6 billion for the first half of 2006, 6% higher than the P36.5 billion realized in the same period last year. Consolidated wireless EBITDA grew by 8% to P25.8 billion for the first six months of 2006 versus P23.9 billion for the first half of 2005. EBITDA margins improved to 67%.

Smart and Piltel sustained their solid performances for the quarter, recording a 4% quarter-on-quarter growth in service revenues to P19.6 billion in the second quarter of the year. As a result of Smart’s continued focus on managing cash operating expenses, EBITDA increased by 8% in the second quarter to P13.4 billion, representing a 68% EBITDA margin.

The PLDT Group’s total cellular subscriber base for the first half of 2006 grew by over two million subscribers to 22.5 million. Smart recorded net additions of approximately 980,000 subscribers while Talk ‘N Text added about one million subscribers to end the first half of 2006 with 16.4 million and 6.1 million subscribers, respectively.

Smart also had 58,000 wireless broadband subscribers as of the end of June 2006 under its Smart Bro wireless broadband service. Smart now has over 2,200 wireless broadband-enabled base stations providing high-speed internet access in 386 cities and municipalities all over the country at very affordable rates. Through Smart Bro, Smart has also been able to roll out Smart Click, a series of mobile Internet cafés housed in an air-conditioned 40-foot container van and designed to provide remote communities with high-speed, wireless Internet access nationwide. The increased network coverage of Smart Bro allows the Group to gain “first mover” advantages in acquiring broadband subscribers in areas that are currently not covered by PLDT’s fixed line DSL network.

Page 6 of 10
For the first half of 2006, Smart continued to offer products and services which provide value to its subscribers in a truly innovative fashion. In late June, Smart added Unli (short for unlimited) to its top-up repertoire -Unli allows for unlimited on-network texting without the need for registration. The Unli 30 has a P30 load denomination and an expiration period of two days.

The Unli 40 has a P40 load denomination and offers unlimited on-network texting plus five additional on-network/off-network SMS and two three-minute Smart-to-Smart calls and is also valid for two days. Along with Smart 258 Unlimited Text and Smart Load “All Text”, these low denomination products address markets who need to maintain basic communications yet have limited spending capacity. In addition, the P10 and P15 flat rate call promotion has stimulated usage for voice by giving more value for longer duration calls while the Smart 258 Combo promotion offers a voice feature for the heretofore “text only” market.

On 15th June 2006, Smart completely aligned its Smart 3G rates with existing 2G rates. Services include video calling, TV streaming of major television networks, downloads of full music tracks and video clips as well as international video calling to 13 countries. Smart’s 3G network has over 830 cell sites covering 142 cities and municipalities nationwide representing the first and widest 3G network in the country.

“You will note that we have been segmenting our market into smaller slices through our various SMS and voice call packages. This ability to offer attractive unlimited packages that give real value to our subscribers has enabled us to effectively defend our leadership position. These are exciting times as we begin the process of transforming Smart from a cellular company into a multi-service wireless communications company,” said Napoleon L. Nazareno, President and CEO of PLDT and Smart.

PLDT Fixed Line: Stepping up Broadband

Fixed Line service revenues decreased 1% to P24.1 billion in the first half of 2006 from P24.2 billion last year as the increase in data revenues, from both corporate data services and residential DSL, was offset by declines in revenues of local exchange and ILD services. The peso has appreciated year-on-year by 5%, which impacted the dollar-linked revenues arising from the local exchange and ILD businesses.

PLDT DSL continued its strong growth as broadband subscribers reached 109,000 while PLDT WeRoam had 6,600 subscribers as of the end of June 2006. Subscribers using our Vibe dialup Internet service also grew by 43,000 in the first six months of 2006 to 425,000. PLDT DSL and Vibe contributed P1.7 billion in revenues for the first half of 2006, up 43% from last year.

EBITDA for the first half of 2006 rose by 4% to P14.2 billion and EBITDA margins improved to 59% compared with 56% for the same period last year. The increase in EBITDA takes into account the significant decline in the provision for doubtful accounts brought about by improved collections.

Page 7 of 10
Additional depreciation expenses of P3.9 billion were taken up in the first six months of 2006 due to a change in the estimated useful lives of certain fixed assets as the migration to Next Generation Network (NGN) progresses. Without these additional charges, total operating expenses would have decreased by 1%.

In June 2006, PLDT introduced Shops.Work UnPlugged, or SWUP, a bundled solution that enables wireless cashier point-of-sale and wireless card terminals, to address the need of retailers and banks for real-time wireless data communication.

In addition, PLDT is also continuing to push the maximization of the network by re-launching a prepaid fixed line service called Telepwede. This prepaid fixed line service allows subscribers to have a fixed line phone for as low as P145 per month, inclusive of a P30 load for outgoing calls and a P115 access charge for incoming calls. Telepwede subscribers may also use the service for narrowband internet access for P5 per hour.

"The ongoing upgrade to NGN is expected to result in a simpler network architecture of fewer network elements but with a greater capability to provide data services at lower costs. The completion of the NGN upgrade will result in immediate reduction in power consumption and insurance costs as well as opportunities to do space rationalization," declared Nazareno.

ePLDT: Moving to the Forefront

ePLDT, the Group’s information and communications technology arm, reported service revenues of P1.8 billion for the first six months of 2006, a 36% increase from P1.3 billion realized in the same period last year, mainly driven by the continued growth in the call center business (ePLDT Ventus).

Consolidated call center revenues continued its robust performance, growing 48% to P1.2 billion as a result of increases in capacity utilization and billable hours for new and existing clients. Call center revenues make up 68% of ePLDT’s total revenues. ePLDT Ventus now operates seven sites with combined call center seats of 4,660 and an employee base of close to 4,700.

On 11th July 2006, ePLDT completed the acquisition of 100% of SPi Technologies, Inc. and its direct and indirect Philippine and offshore subsidiaries (“SPi”). SPi is the 2nd largest pure-play business process outsourcing (“BPO”) company and the 9th largest independent BPO service provider worldwide. It has operations in 19 locations in North America, Europe and Asia. Its core capabilities include content editorial and production, litigation support coding and electronic discovery, medical transcription, and database structuring and management.

The acquisition of SPi, together with ePLDT’s existing Ventus call center group, creates the industry’s foremost BPO services provider with over 11,000 employees and about 8,300 seats in its combined BPO/call center operations.

Page 8 of 10
“With SPi’s well-established presence in the U.S. and its domain expertise in a variety of service verticals, we now have a unique opportunity to increase our participation in the growing base of the global outsourcing and offshoring market. We are also exploring the acquisition, through SPi, of a US-based medical transcription company to further SPi’s goal of becoming a significant player in the growing health care outsourcing industry. The investment in SPI manifests our commitment to make the Philippines one of the leading BPO locations in the world and our abiding faith in the capabilities of the Filipino workers”, said Ray C. Espinosa, ePLDT President and CEO.

Conclusion

“With the cellular industry moving past its rapid-growth phase, the need to shift into broadband and data services has become increasingly apparent. Management understands the complexities and challenges of the changing market environment and we will manage new technologies in the context of our subscribers’ needs”, added Nazareno.

“Over the medium term, our goals are to continue achieving growth in our core businesses while establishing new revenue streams from recent investments, principally SPi. Our strong cash flows provide us with this “triple play” ability – new investments, sustained capital expenditures and increasing dividend yields. In this way, we address shareholder needs both for the present and for the longer term,” concluded Chairman Manuel V. Pangilinan.

###

PLDT Consolidated Six Months ended June 30 Three Months ended June 30
2006	2005	2006	2005
Service revenues	60,640	59,543	30,662	30,268
Non-service revenues	1,383	1,422	674	607
Other income	338	173	206	119
	62,361	61,138	31,542	30,994
Expenses	43,736	39,103	24,189	21,673
Income before income tax	18,625	22,035	7,353	9,321
Provision for income tax	2,986	5,483	477	2,008
Net income - As Reported	15,306	16,520	6,725	7,303
EPS, Basic (a)	83.02	92.44	36.28	40.51
EPS, Diluted (a)	83.00	87.88	36.28	40.51
Core net income(b)	15,207	13,691	7,641	7,193
EPS, Basic (c)	82.48	75.85	41.35	39.89
EPS, Diluted (c)	82.46	72.62	41.35	39.89
(a) EPS based on reported net income

(b) Net income as adjusted for the net effect of gain/loss on FX and derivative transactions,

additional depreciation charges and recognition of deferred tax assets

(c) EPS based on core net income

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Anna V. Bengzon Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 511-3101

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: August 8, 2006